

September 21, 2022

Roberto Mederos
Chief Executive Officer
Green Leaf Innovations, Inc.
15800 Pines Blvd.
Suite #3200
Pembroke Pines, FL 33027

> **Re: Green Leaf Innovations, Inc.**
> **Post-Effective Amendment to Form 1-A on Form 1-A**
> **Filed September 12, 2022**
> **File No. 024-11908**

Dear Mr. Mederos:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing